SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

SunLink Health Systems, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number)

Steven J. Baileys

30691 Hunt Club Drive

San Juan Capistrano, California 92675

(949) 425-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 867370102	13D	Page 2

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION No OF ABOVE PERSON Steven J. Baileys
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,082,844[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,082,844[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,844
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14.	TYPE OF REPORTING PERSON* IN

[1]	Includes options. See Item 5.

Item 1.	Security and Issuer.

This filing relates to the beneficial ownership of shares of the no par value common shares (the “Common Shares”) of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”) whose principal executive offices are located at 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339. This Amendment No. 11 to Schedule 13D (the “Amendment”) is being filed to update the beneficial ownership information and the information contained Item 5 of the original Schedule 13D filed with the Securities and Exchange Commission by the undersigned on May 21, 1996, as last amended by Amendment No. 10 filed October 5, 2011 (collectively, with all amendments, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

The number of issued and outstanding Common Shares as of December 28, 2017, as reported by the Company, is 7,416,814.

Item 2.	Identity and Background.

This Amendment No. 11 to the Schedule 13D is filed by Steven J. Baileys, with respect to the Common Shares held or beneficially owned by him. It also reflects a change on October 26, 2016 from indirect ownership to direct ownership of 464,663 Common Shares formerly held by Dr. Baileys indirectly through Beilihis Investments LLC, a California limited liability company, as its managing member.

The principal address of Dr. Baileys is 30691 Hunt Club Drive, San Juan Capistrano, California 92675. Dr. Baileys is a private investor and serves as a director of the Issuer.

Dr. Baileys has not been convicted in a criminal proceeding during the last five years and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dr. Baileys is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment is being filed in connection with the tender of Common Shares by Dr. Baileys pursuant to a tender offer by the Issuer. On December 28, 2017, the Issuer purchased from Dr. Baileys 93,514 Common Shares of the Issuer pursuant to the Issuer’s Offer to Purchase dated November 21, 2017, as amended December 7, 2017 (the “Offer to Purchase”), made to all shareholders of the Issuer. The Common Shares so purchased by the Issuer were purchased with funds on hand of the Issuer and the shares so sold by Dr. Baileys were originally acquired with personal funds of Dr. Baileys. At the present time, Dr. Baileys holds 50,000 options to purchase Common Shares of the Issuer that are currently exercisable or exercisable within 60 days.

Item 4.	Purpose of Transaction.

The Issuer’s stated purpose in making its Offer to Purchase was to return capital to its shareholders. Dr. Baileys sold the 93,514 Common Shares to raise cash for personal purposes. The Issuer has reported that it purchased 1,745,751 Common Shares in connection with the Offer to Purchase.

The effect of the purchases by the Issuer was to increase Dr. Baileys’s beneficial ownership to approximately 14.6%.

Dr. Baileys currently has no plans or proposals which relate to or would result in:

(a)	the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; provided, however, Dr. Baileys presently has options which, if exercised, would entitle him to acquire 50,000 Common Shares of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or Code of Regulations or other actions which may impede the acquisition of control of the Issuer;

(h)	any class of securities of the Issuer being delisted from a national securities exchange; or

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a)    Dr. Baileys beneficially owns 1,082,844 Common Shares. Of those 1,082,844 Common Shares, (i) 751,244 shares are held directly by Dr. Baileys, (ii) 100,000 shares are held by certain trusts established for the benefit of certain relatives of Dr. Baileys (collectively, the “Trusts”), and (iii) 180,000 are held by Dr. Baileys’s IRA. As of September 30, 2017, Dr. Baileys also holds 50,000 options to purchase Common Shares that are currently exercisable or exercisable within 60 days. Dr. Baileys’s spouse owns 1,600 shares over which Dr. Baileys has no voting or dispository authority, and claims no beneficial interest. Assuming full conversion of Dr. Baileys’s stock options, Dr. Baileys beneficially owns approximately 14.6% of the Common Shares of the Issuer, as determined in accordance with Rule 13d-3(d)(1).

(b)     Dr. Baileys possesses sole voting and dispositive power with respect to all of the Common Shares beneficially owned by him, his IRA, and the Trusts.

(c)     See Item 3 for a description of transactions that were effected during the past sixty days.

(d)    N/A

(e)    N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for Dr. Baileys’s relationship as a director of the Issuer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 hereof and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Steven J. Baileys

January 25, 2018	/s/ Steven J. Baileys